          AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON MARCH 16, 2000
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                 SCHEDULE 14D-9
                                 (RULE 14D-101)
                  SOLICITATION/RECOMMENDATION STATEMENT UNDER
            SECTION 14(D)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

                            ------------------------

                          EVEREST MEDICAL CORPORATION
                           (Name of Subject Company)

                          EVEREST MEDICAL CORPORATION
                       (Name of Persons Filing Statement)

                     COMMON STOCK, $.01 PAR VALUE PER SHARE
                      SERIES A CONVERTIBLE PREFERRED STOCK
                    SERIES B 8% CONVERTIBLE PREFERRED SHARES
               SERIES C 6% CONVERTIBLE REDEEMABLE PREFERRED STOCK
              SERIES D 10% CONVERTIBLE REDEEMABLE PREFERRED STOCK
                         (Title of Class of Securities)

                                  299 806 10 9
                 (CUSIP Number of Common Stock, $.01 Par Value)

                            ------------------------

                              JOHN L. SHANNON, JR.
                          EVEREST MEDICAL CORPORATION
                            13755 FIRST AVENUE NORTH
                          MINNEAPOLIS, MINNESOTA 55441
                                 (612)473-6262

     (Name, Address, and telephone numbers of person authorized to receive notices and communications on behalf of the persons filing statement)

                            ------------------------

                                WITH A COPY TO:
                                DANIEL A. YARANO
                            FREDRIKSON & BYRON, P.A.
                            900 SECOND AVENUE SOUTH
                           1100 INTERNATIONAL CENTRE
                             MINNEAPOLIS, MN 55402

                                 (612)347-7000

/ /  CHECK THE BOX IF THE FILING RELATES SOLELY TO PRELIMINARY
   COMMUNICATIONS MADE BEFORE THE COMMENCEMENT OF A TENDER OFFER.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

ITEM 1. SUBJECT COMPANY INFORMATION

(A) NAME AND ADDRESS

       Everest Medical Corporation
       13755 First Avenue North
       Minneapolis, Minnesota 55441
       (612) 473-6262

(B) SECURITIES

CLASS OF SECURITIES                                           NUMBER OF SHARES OUTSTANDING
-------------------                                           ----------------------------
Common Stock................................................           7,728,965
Series A Convertible Preferred Stock........................             462,937
Series B 8% Convertible Preferred Shares....................             597,273
Series C 6% Convertible Redeemable Preferred Stock..........             410,906
Series D 10% Convertible Redeemable Preferred Stock.........             466,500

ITEM 2. IDENTITY AND BACKGROUND OF FILING PERSON

    This Solicitation/Recommendation Statement (the "Statement") is being filed by the Company. The name and address of the Company, which is the subject company and the person filing this Statement, is as set forth in Item 1, above.

    This Statement relates to the tender offer described in a Tender Offer Statement on Schedule TO (the "Schedule TO") dated March 16, 2000 filed by Golden Acquisition Corp., a Delaware corporation ("Purchaser") and a direct wholly-owned subsidiary of Gyrus Group PLC, a public limited company incorporated and existing under the laws of England and Wales ("Parent" and affiliate of Purchaser), to purchase all outstanding shares of Company Common Stock, Company Series A Convertible Preferred Stock, Company Series B 8% Convertible Preferred Shares, Company Series C 6% Convertible Redeemable Preferred Stock, and Company Series D 10% Convertible Redeemable Preferred Stock (collectively referred to as the "Shares") for cash at $4.85 per share, net to the seller in cash, without interest, upon the terms and subject to the conditions set forth in the Offer to Purchase for Cash, dated March 16, 2000 (the "Offer to Purchase"), and the related Letter of Transmittal (which collectively constitute the "Offer"), copies of which are filed as Exhibits 1 and 2 to the Schedule TO dated March 16, 2000 and filed by Purchaser and Parent. The principal executive offices of Parent and Purchaser, as set forth in the Schedule TO, are located at:

    if to Parent:

    Gyrus Group PLC
    Fortran Road
    St. Mellons
    Cardiff CF3 OLT
    United Kingdom

    if to Purchaser:

    Golden Acquisition Corp.
    In care of Gyrus Group Plc
    Fortran Road
    St. Mellons
    Cardiff CF3 OLT
    United Kingdom

    The Offer is being made pursuant to the Agreement and Plan of Merger, dated as of February 23, 2000 (the "Merger Agreement"), by and among the Company, Purchaser and Parent, a copy of which is filed as Exhibit 9 to the Schedule TO incorporated herein by this reference. Pursuant to the Merger

Agreement, following the completion of the Offer and satisfaction or waiver of certain conditions specified in the Merger Agreement, the Company will be merged with and into Purchaser (the "Merger"), with the Purchaser as the surviving corporation in the Merger (the "Surviving Corporation"). In the Merger, each outstanding Share (other than Shares owned by Purchaser or its affiliates), and other than Shares held by shareholders who properly exercise dissenters' rights under the Minnesota Business Corporation Act (the "MBCA") ("Dissenting Shares") will be converted into the right to receive the per share amount of $4.85.

ITEM 3. PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS

(A) CONFLICTS OF INTEREST

    To the knowledge of the Company, as of the date hereof, there exists no material agreement, arrangement or understanding and no actual or potential conflict of interest between the Company or its affiliates and (i) the Company's executive officers, directors or affiliates or (ii) Purchaser and Parent or their respective executive officers, directors or affiliates.

(B) AGREEMENTS WITH OFFEROR

    The summary of the Merger Agreement contained in the Offer to Purchase for Cash, which has been filed with the Securities and Exchange Commission as an exhibit to the Schedule TO and which is being mailed to shareholders together with this Statement, is incorporated herein by reference. Such summary should be read in its entirety for a more complete description of the terms and provisions of the Merger Agreement. A copy of the Merger Agreement has been filed as
Exhibit 9 to the Schedule TO hereto and is incorporated herein by reference.

    Parent and the Company have executed a Consulting Agreement, dated as of February 23, 2000, whereby Parent retained the Company to provide to Parent consulting and advisory services upon Parent's reasonable request from time to time during the Consultancy Period (as defined below) in connection with Parent's development of an independent sales network for the distribution of its products in North America. The Consulting Agreement provides that the Company's consultancy would commence on May 23, 2000 and continue, unless terminated earlier in accordance with its terms, through the fourth anniversary (the "Consultancy Period").

    Under the Consulting Agreement, Parent agreed to pay the Company a consultancy fee in the amount of one million dollars ($1,000,000) for consideration of the Company's performance of services. Such amount is payable in four equal installments beginning on May 23, 2000 and each anniversary thereafter. A copy of the Consulting Agreement is included on Exhibit 10 to the Schedule TO, and is hereby incorporated by reference.

ITEM 4. THE SOLICITATION OR RECOMMENDATION

(A) RECOMMENDATION OF THE SPECIAL COMMITTEE AND THE BOARD OF DIRECTORS.

    The Board, after receiving the unanimous recommendation of the Offer and the Merger by the special committee of the Board solely comprised of independent directors (the "Special Committee"), (i) has unanimously approved the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, (ii) has unanimously determined that the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, are advisable, fair to and in the best interests of the Company's shareholders, and
(iii) unanimously recommends that the Company's shareholders accept the Offer and tender their Shares in the Offer.

BACKGROUND

    From inception through 1992, Everest had generated total corporate revenues of $4,100,000 and sustained aggregate losses in excess of $14,000,000. In
August 1993, the Board of Directors appointed John L. Shannon Jr. as President and Chief Executive Officer of the Company. At this time, the Company confronted a number of challenges, including product quality issues, breadth of product offering, intellectual property concerns, distribution inadequacies and a lack of profitability resulting in significant cash flow issues.

    Mr. Shannon commenced a series of cost-reduction initiatives to significantly reduce the operating losses of the Company immediately upon his arrival. In early 1994, the Company embarked on a strategic direction which focused virtually exclusive effort on building an Everest-branded laparoscopy business with enhanced product quality, new product development efforts and the creation of a Everest independent sales channel. The successful execution of this strategy resulted in significantly curtailing the operating losses of the Company by the end of 1996. At that time, management began an effort to diversify the Company's reliance on the laparoscopy market by evaluating opportunities to export its technology to new markets. The first major market diversification occurred in 1997, as the Company entered into a product supply agreement with Guidant Corporation in the cardiovascular market.

    The Company has demonstrated continued financial progress since 1994, culminating with corporate revenues in 1999 of $12,609,000 and net income before taxes of $1,383,000.

    Throughout this time period, the Board of Directors conducted a broad ranging review of the Company's strategic alternatives in light of a number of factors affecting the micro cap stock market segment, small medical device companies, competition in the laparoscopy market, the Company's capitalization, and specifically, the market valuation of Everest. These activities included opportunistically evaluating potential business combinations that were presented to the Company from time to time. Typically, discussions regarding the potential combinations with other companies were short-lived, due to perceived lack of strategic fit or concern regarding the Company's valuation. Two potential acquisition discussions went beyond a preliminary stage and into due diligence in late 1996 and mid-1998. Both of these discussions were terminated due to a concern regarding the differences between the Company's valuation at that time and the consideration it was seeking, as well as other factors.

    In early 1997, the Board of Directors engaged Dain Bosworth, Inc. ("Dain") to conduct a corporate valuation. Dain's recommendation suggested a relatively low valuation of the Company and encouraged the Board to consider a sale of the Company. Given the relatively low stock price at this time, management recommended and the Board approved the continued adherence to the strategic plan in an effort to significantly improve its financial condition before considering strategic alternatives.

    In July 1998, Everest was contacted by an investment banking firm on behalf of Gyrus Group PLC ("Gyrus" or "Parent"), to discuss the Company's interest in discussing potential synergies with Gyrus. Due to the similar technological focus of Gyrus, the Company was aware of Gyrus' technology, history and business relationships. On November 3, 1998 representatives of Gyrus met with representatives of the Company in Minneapolis to discuss a potential relationship.

    On November 18, 1998, the Board directed management to convey to Gyrus and any other future interested parties that the Company was not for sale at that time. The Board did not believe the current stock price was reflective of the intrinsic value of the Company. Unless a potential acquirer was in agreement with this assumption, the Board did not want the Company to deter management's focus from executing its strategic plan or incur the additional expense associated with the process of commencing acquisition discussions, however preliminary. In late November 1998, this statement was communicated to Gyrus via its investment banker. On December 11, 1998, Mr. Mark Goble, Chief Executive Officer of Gyrus, authored a letter indicated continued interest in discussions with Everest in the future.

    In July 1999, Mr. Goble contacted the Company to determine if Everest had interest in further discussions with Gyrus. On September 10, 1999, Mark Goble, Brian Steer, Chairman, and Colin Goble, Chief Technical Officer, visited Everest Medical to tour the facility and exchange general corporate presentations. Specifically, Mr. Steer discussed their need for a distribution partner in the United States. Mr. Steer indicated that Gyrus, due to the strategic fit between the two companies, may be interested in acquiring Everest. Mr. Shannon re-iterated the position of the Board of Directors of the Company with respect to acquisition.

    On October 6, 1999, Mr. Steer telephoned Mr. Shannon to discuss an acquisition of Everest by Gyrus, and proposed to hold a meeting telephonically on October 21, 1999 to present an oral proposal to Everest for consideration. On October 21, 1999, representatives of Gyrus, including its investment bankers, had a telephone conference call with representatives of Everest, including its corporate counsel, to discuss the structure and valuation range of a potential acquisition of Everest by Gyrus.

    After subsequent telephone conversations between the two companies, on November 9, 1999, Gyrus forwarded a letter to Everest setting forth Gyrus' non-binding indication of interest regarding the possible acquisition of Everest's outstanding common stock, preferred stock, options and warrants for a range from $3 1/8 and $3 1/4, or approximately $32 million, in cash with standard conditions.

    The Board of Directors of Everest held a telephonic conference call on November 18, 1999 to discuss the Gyrus proposal. The Board directed Mr. Shannon to respond to Gyrus that the Board did not believe the stock price at that time ($2.00 per share) was indicative of its value and was willing to wait for the Company's stock price to increase or alternatively for someone to recognize its true value. The Board unanimously agreed that the minimum valuation it would consider would be in the $50 million range. Mr. Shannon reported the Board's position to Mr. Steer, who requested a written reply to his letter of November 9, 1999. Mr. Shannon complied with this request and sent a letter to Mr. Steer on November 24, 1999 expressing the position of the Board.

    On December 1, 1999, Gyrus' investment banker contacted Everest to continue the discussions on behalf of Gyrus. Mr. Shannon reiterated the position of the Board of Directors regarding the Company's valuation. Following various conversations, Gyrus agreed to seriously consider the valuation established by the Board of Directors of the Company in good faith and agreed to meet at the Company's headquarters on January 7, 2000. Prior to this meeting, a confidentiality and non-disclosure agreement was executed between the two parties. Various representatives of Gyrus, including its investment bankers, and of Everest participated in this meeting. Gyrus presented a compelling rationale for the merger of the two companies and indicated that they would forward a confirmation of interest letter to the Company shortly.

    On January 19, 2000, the Company received a confirmation of interest letter indicating proceeding with an acquisition of all outstanding common stock, preferred stock, options and warrants for $4.85 per share to be structured as a merger.

    On January 24, 2000, the Board of Directors met to consider the Gyrus discussions, and appointed Donald Brattain, David Koentopf, Anthony Badolato, and Richard Migliori to serve as a Special Committee of the Board in connection with the merger negotiations. All members of the Special Committee were independent directors of the Company. Each of the Board and the Special Committee authorized management to continue negotiations with Gyrus. After discussions with the Special Committee, the Company executed Gyrus' letter of intent on January 24, 2000. The due diligence review was conducted during the week of February 6, 2000.

    A draft of the proposed merger agreement was received by the Company and its legal representatives on February 11, 2000. This draft was sent to the Company's Special Committee on February 14, 2000. On February 16, 2000, Mr. Shannon, at a telephone conference, reviewed the status of the Gyrus transaction and the terms of the proposed merger agreement with the Special Committee.

    During the week of February 13, 2000, the Company and its legal representatives and Gyrus and its legal representatives, continued to negotiate the terms of the merger agreement. Throughout this period, Company management and the Special Committee were in constant communication.

    On February 22, 2000, Dougherty & Company LLC, the Company's financial advisor, gave the Company's Board of Directors and its Special Committee an oral opinion, subsequently confirmed with a written opinion, that the transaction as set forth in the merger agreement is fair to and in the best interests of the Company and its shareholders, from a financial point of view. Each of the Board and the Special Committee then approved the merger with Gyrus as being fair to and in the best interests of the Company.

    The merger agreement was executed during the evening of February 22, 2000, effective February 23, 2000, and a press release announcing the signing was issued in the morning of February 23, 2000.

(B) REASONS

    A letter to shareholders communicating the Special Committee's and the Board of Directors' recommendation and a press release announcing the signing of the Merger Agreement are filed as Exhibits 1 and 2 to this Statement, respectively, and are incorporated herein by reference. In considering the Offer and determining to recommend its acceptance, the Special Committee and the Board in several meetings analyzed the present and potential value of the Company's Common and Preferred Stock, the terms of the Offer and its fairness from a financial point of view. The Special Committee and the Board decided to recommend acceptance of the Offer based on a number of factors, including, without limitation, the following:

    - As a manufacturer and marketer of medical products, Everest is a very small player in an intensely competitive market dominated by very large medical companies with substantially greater resources.

    - The Company's ability to generate a rate of growth acceptable to the stock market depends primarily on our continued development of innovative surgical instruments which has to be funded from a balance sheet which does not compare to the balance sheets of our competitors.

    - The trading price in Everest stock has ranged from $1.19 per share to $3.13 per share in the four-year period ending December 31, 1999, and the transaction price of $4.85 per share represents a 29.3% premium over the closing price of $3.75 per share on February 22, 2000 (the last day of trading prior to the announcement of the merger).

    - The presentation made by Dougherty & Company LLC to Everest (including the assumptions and methodologies underlying their analysis) and its opinion that the price of $4.85 per share of common and preferred stock to be received by the Company is fair, from a financial point or view.

    - Our ongoing review of available strategic alternatives and our conclusion that the merger offered the best opportunity to maximize shareholder value. We took into account the difficulties we had in generating interest in Everest as a strategic partner and the risk we faced as a small cap stand-alone medical products company.

    - The merger will provide Company shareholders the liquidity they have not had since the Company went public in December 1990 and a fair rate of return on their investment, and the Purchaser will provide Everest employees greater security and opportunities for advancement.

(C) INTENT TO TENDER

    To the best of the Company's knowledge, its executive officers, directors and their affiliates presently intend to tender to Purchaser any Shares which are held of record or which are beneficially owned by such persons.

ITEM 5. PERSON/ASSETS, RETAINED, EMPLOYED, COMPENSATED OR USED.

    On February 11, 2000, the Company entered into an engagement letter (the "Letter Agreement") to engage Dougherty & Company LLC ("Dougherty") to render advisory services to the Company's Board in connection with a merger transaction with Purchaser and Parent, and, if requested, to render an opinion as to the fairness, from a financial point of view, of the consideration payable to the shareholders of the Company in connection with the proposed transaction with Purchaser. The Company agreed to pay Dougherty a fee of $85,000 for such opinion. The Company also agreed to pay Dougherty's reasonable out-of-pocket expenses up to $5,000, including fees and disbursements of counsel, incurred in carrying out its duties under the Letter Agreement and to indemnify Dougherty against certain liabilities arising out of or in connection with its engagement.

    Neither the Company nor any person acting on its behalf has retained any other person to make solicitations or recommendations to shareholders with respect to the Offer.

ITEM 6. INTEREST IN SECURITIES OF THE SUBJECT COMPANY

    To the best of the Company's knowledge, there were no transactions by any executive officer, director, affiliate or subsidiary of the Company in Company Shares during the past sixty (60) days, except on February 28, 2000, Donald Brattain, a director, exercised a warrant to purchase 6,928 shares of Common Stock at an exercise price of $2.75 per share.

ITEM 7. PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS

    Except as described in this Statement, the Company is not currently undertaking or engaged in any negotiations in response to the Offer that relate to a tender offer or other acquisition of the Company's securities by the Company or any other person. In addition, the Company has not become involved with any other plans, proposals or negotiations that relate to any extraordinary transaction, such as a merger, reorganization or liquidation, the purchase sale or transfer of a material amount of Company assets, or any material change in its dividend policy, or indebtedness or capitalization of the Company.

ITEM 8. ADDITIONAL INFORMATION

(a) As a Minnesota Company, the provisions of Chapter 80B Corporate Takeovers of the Minnesota Statutes, by their terms, apply to the Company. A description of these provisions and their applicability to the Company is contained in
    Section 15 "Certain Legal Matters" of the Offer to Purchase for Cash which is attached as Exhibit 1 to the Schedule TO and is incorporated herein by this reference.

(b) Reference is hereby made to the Letter of Transmittal which is attached as
    Exhibit 2 to the Schedule TO and is incorporated herein by this reference.

ITEM 9. EXHIBITS

       1. Form of Letter to Shareholders of Everest Medical Corporation dated March 16, 2000.

       2. Text of Press Release of Everest Medical Corporation and Gyrus Group PLC dated February 23, 2000. (Previously filed with the Securities and Exchange Commission on February 23, 2000 as Exhibit 1 to
           Schedule 14D-9.)

       3. Text of Press Release dated March 16, 2000 (Filed as Exhibit 8 to Schedule TO filed by Gyrus Group PLC and Golden Acquisition Corp. with the Securities and Exchange Commission on March 16, 2000 and incorporated herein by this reference.)

       4. Agreement and Plan of Merger, dated as of February 23, 2000, by and between Everest Medical Corporation, Gyrus Group PLC and Golden Acquisition Corp. (Filed as Exhibit 9 to Schedule TO filed by Gyrus Group PLC and Golden Acquisition Corp. with the Securities and Exchange Commission on March 16, 2000 and incorporated herein by this reference.)

       5. Consulting Agreement dated February 23, 2000 by and between Gyrus Group PLC and Everest Medical Corporation. (Filed as Exhibit 10 to Schedule TO filed by Gyrus Group PLC and Golden Acquisition Corp. with the Securities and Exchange Commission on March 16, 2000 and incorporated herein by this reference.)

       6.  Opinion of Dougherty & Company LLC

       7. Offer to Purchase for Cash dated March 16, 2000 (Filed as Exhibit 1 to Schedule TO filed by Gyrus Group PLC and Golden Acquisition Corp. with the Securities and Exchange Commission on March 16, 2000 and incorporated herein by this reference.)

       8. Letter of Transmittal (Filed as Exhibit 2 to Schedule TO filed by Gyrus Group PLC and Golden Acquisition Corp. with the Securities and Exchange Commission on March 16, 2000 and incorporated herein by this reference.)

------------------------

                                   SIGNATURE

    After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                                       EVEREST MEDICAL CORPORATION

Date: March 16, 2000                                   By:  /s/ JOHN L. SHANNON, JR.
                                                            -----------------------------------------
                                                            Name: John L. Shannon, Jr.
                                                            Title: Chairman, President and Chief
                                                            Executive Officer

                                                                       EXHIBIT 1

[LOGO]

         13755 First Avenue North
         Minneapolis, Minnesota 55441-5454
         612-473-6262 - Facsimile: 612-473-6465

March 16, 2000

Dear Everest Medical Corporation Shareholders:

Gyrus Group PLC today initiated a tender offer, subject to certain conditions described later in this letter, to purchase your Everest Medical Corporation Common and Preferred Stock at a price of $4.85 per share in cash. The tender offer has been launched pursuant to the Agreement and Plan of Merger between Gyrus and Everest dated as of February 23, 2000. The aggregate value of this transaction, including amounts to cash out options and warrants, is approximately $51,600,000. On February 22, 2000, the Board of Directors of Everest and a Special Committee of disinterested directors each unanimously approved Gyrus' tender offer and the merger described below, and recommend that you immediately tender your Everest stock to Gyrus in conformity with the tender offer.

Our Board and its Special Committee believe Gyrus' offer is fair to Everest shareholders and they recommend that you accept the offer. Dougherty & Company LLC has rendered an opinion that the Gyrus offer is fair to Everest shareholders from a financial point of view.

In arriving at their determination that the price of $4.85 was fair to the Everest shareholders, the Board and the Special Committee considered the following factors: the fact that the price offered per share in the transaction represented a premium over the historical trading prices of Everest Common Stock, particularly given the relative illiquidity of the stock; the risk of being a very small player in a market known for the significant size and aggressiveness of our competitors; the fact that the cash transaction provided an opportunity for greater liquidity for all of our shareholders; the security and advancement opportunities for Everest employees; an opinion from Dougherty & Company LLC, our financial advisor, that the transaction was fair to our shareholders; and, finally, a review by the Everest Board of other available strategic alternatives to Everest to best serve our shareholders and maximize shareholder value.

Gyrus has agreed that following a successful tender offer, Gyrus will acquire complete ownership of Everest through a merger of its subsidiary and Everest, and will pay $4.85 per share for all Everest Common and Preferred Stock which is not tendered in the tender offer. A shareholder who does not tender his or her shares to Gyrus will have the right to request that the value of his or her shares be determined by a court having jurisdiction over the merger and to receive the value of his or her shares as determined by such court.

Enclosed are the following materials relating to the Gyrus tender offer:
(i) the Offer to Purchase For Cash prepared by Gyrus which states the basic terms of the Offer; (ii) the letter of transmittal which must be completed by you in order to tender your shares to Gyrus, with related documents; and
(iii) a Schedule 14D-9 Recommendation Statement which Everest has prepared in order, among other things, to more fully explain to you the reasons Everest's Board recommends that you tender your Everest stock to Gyrus. These documents contain material information relevant to your decision whether to tender your Everest stock to Gyrus which it is not feasible to provide in a letter of this length. We strongly encourage you to read these materials carefully before you decide whether to tender your shares.

The Board recommends that you tender all of your Everest stock to Gyrus as promptly as possible. In order to do so, you should take the following steps:

    1.  Complete, date and sign the enclosed letter of transmittal, and

    2. Arrange to send your completed letter of transmittal and the certificates representing your Everest stock (or, tender common shares pursuant to the procedures for book-entry transfer outlined in the letter of transmittal) and all other required documents to Wilmington Trust Company at the appropriate address given in the letter of transmittal.

In the alternative, you may ask your broker, dealer, commercial bank, trust company or nominee to effect the transfer for you.

If you have any questions about how to tender your shares or about the status of the tender offer, please feel free to make a telephone call to MacKenzie Partners, Inc. at (212) 929-5500 or toll free at (800) 322-2885. You may also call Thomas Murphy, Vice President--Finance and Administration, at Everest at
(612) 473-6262.

Sincerely,

EVEREST MEDICAL CORPORATION

[LOGO]

John L. Shannon, Jr.
Chairman, President and CEO

                                                                       EXHIBIT 6

February 22, 2000

The Board of Directors
Everest Medical Corporation
13775 First Avenue North
Minneapolis, MN 55441-5454

Members of the Board:

    We understand that Everest Medical Corporation ("Everest") and Gyrus Group PLC ("Gyrus") propose to enter into an Agreement and Plan of Merger (the "Merger Agreement") pursuant to which Everest will merge (the "Merger") with and into a subsidiary of Gyrus, with that subsidiary as the surviving corporation and each outstanding share of common stock and preferred stock of Everest will be exchanged for $4.85 in cash.

    You have requested our opinion as to whether the consideration to be received by the common and preferred shareholders of Everest in the Merger is fair, from a financial point of view, to such shareholders.

    Dougherty & Company LLC ("Dougherty"), as part of its investment banking business, is regularly engaged in the valuation of businesses and their securities in connection with mergers and acquisitions, initial and secondary underwritings, private placements and valuations for estate, corporate and other purposes.

    In developing our opinion, we have, among other things:

    1. Reviewed Everest's audited financial statements on Form 10-K for each of the four years ended December 31, 1999;

    2. Reviewed certain internal financial statements and other financial and operating data concerning Everest prepared by the management of Everest;

    3. Reviewed financial projections and certain operating data with respect to the future business prospects of Everest prepared by the management of Everest;

    4. Discussed the past and current operations and financial condition and the prospects of Everest with management of Everest;

    5. Reviewed the reported prices and trading activity for Everest common stock;

    6. Compared the financial performance of Everest and the prices and trading activity of its common stock with that of certain other publicly-traded companies that we deemed relevant;

    7. Reviewed the financial terms, to the extent publicly available, of certain acquisition transactions that we deemed relevant;

    8.  Reviewed the Merger Agreement dated February 23, 2000; and

    9. Performed such other analysis, inquiries and investigations as we deemed appropriate.

    In our review and analyses, and in arriving at our opinion, we have relied upon without independent verification and assumed the completeness and accuracy of all the factual, historical, financial and other information and data publicly available or furnished to us and oral statements made to us by Everest. Furthermore, we have relied on the assurances of management of the Company that the financial projections provided to us were reasonably prepared on bases reflecting the best currently available estimates and judgements of the senior management of Everest. In addition, we have not made nor have we been provided an independent evaluation or appraisal of the assets or liabilities (contingent or otherwise) of Everest. Furthermore, our opinion is based on economic, stock market and other conditions as they exist and can be evaluated as of the date hereof.
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    This opinion has been prepared for the use of the Board of Directors of
Everest in their evaluation of the Merger and does not constitute a recommendation to the Board of Directors or to any stockholder with respect to whether to vote in favor of the Merger. We hereby consent, however, to the inclusion of this opinion as an exhibit to Everest's proxy statement distributed in connection with the Merger.

    Based upon and subject to the foregoing, we are of the opinion that, as of the date hereof, the per share consideration to be received by the common and preferred shareholders of Everest pursuant to the Merger is fair, from a financial point of view, to such shareholders.

                                          Very truly yours,
                                          DOUGHERTY & COMPANY LLC